

Mail Stop 3561

September 21, 2015

Gary Friedman
Chairman and Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite K
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed March 27, 2015**
> **File No. 001-35720**

Dear Mr. Friedman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 76

1. You disclose on page 50 that you closed six retail stores during the fiscal year ended January 31, 2015. You also disclose on page 47 that retail store closures may lead to charges including lease termination and other exit costs. If you incurred charges related to the closure of these stores, please tell us the amount and nature of these costs for the periods presented, and how you complied with the disclosure requirements of ASC 420-10-50. Additionally, please tell us what impact these store closures had on your reported results of operations for the periods presented, including but not limited to the impact on net revenue, and how you concluded no related quantification or discussion was necessary within your discussion of your results of operations in MD&A. Refer to Item 303(a)(3)(i) of Regulation S-K.

Note 3 – Significant Accounting Policies

Investments, page 79

2. You disclose that realized gains and losses related to investments are included in selling, general and administrative expenses and interest income, dividends, amortization and accretion of purchase premiums and discounts on investments are included in interest expense in the consolidated statements of operations. Please tell us how your presentation complies with Rules 5-03.7 and 5-03.9 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 111

3. We note your auditor has included "the financial statement schedules listed in the index appearing under Item 15(a)(1)" in the scope of its report when there does not appear to be a schedule listed in Item 15(a)(1) on page 114. Please tell us whether a schedule was omitted from your Form 10-K or why this language was included in the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products